CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, L.L.C.

The premiums of the fidelity bond of Cadogan Opportunist Alternatives Fund, L.L.C. have been paid for a period of October 1, 2007 to October 1, 2008.